                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                           CLIFFS DRILLING COMPANY
                          -------------------------
                              (Name of Issuer)


                        Common Stock, $.01 par value
                      --------------------------------
                       (Title of Class of Securities)


                                 18682C-10-0
                             ------------------
                               (CUSIP Number)


                              N.L. Stevens III
                         333 Clay Avenue, Suite 800
                            Houston, Texas  77002
                               (713) 308-5774
        ------------------------------------------------------------
          (Name, address and telephone number of person authorized
                   to receive notices and communications)


                                May 23, 1996
          ---------------------------------------------------------
           (Date of event which requires filing of this xtatement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box:   [ ]

Check the following box if a fee is being paid with this statement:   [x]

                                 SCHEDULE 13D

CUSIP NO. 18682C-10-0                                                   PAGE 2



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Viking Supply Ships A.S
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /x/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Norway
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,153,528
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,153,528
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,153,528
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


      -----
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      15.6%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 18682C-10-0                                                   PAGE 3



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Christen Sveaas
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /x/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      OO
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Norway
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,153,528
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,153,528
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,153,528
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


      -----
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      15.6%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------

CUSIP NO. 18682C-10-0                                                   Page 4



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Cliffs Drilling Company, a Delaware corporation (the "Company"), whose principal executive offices are at 300 Citicorp Center, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Viking Supply Ships, A.S, a Norwegian corporation ("Viking") and Christen Sveaas, a natural person ("Sveaas").
Sveaas beneficially owns approximately 90% of the outstanding shares of capital stock of Viking.

         (b) The address of the principal business and the principal office of Viking and Sveaas is Ovre Slottsgt. 27, N-0128, Oslo 1, Norway.

         (c) The principal business of Viking is the ownership and operation of supply ships serving the offshore oil and gas exploration and production industry. The present principal occupation of Sveaas is Chairman of Viking and the management of his other investments.

         (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The transaction giving rise to the acquisition of the Common Stock by Viking was an acquisition of certain of Viking's assets by the Company for cash and 1,153,528 shares of Common Stock. The assets acquired from Viking by the Company were generally offshore drilling rigs and related property. The assets acquired from Viking by the Company have been owned and operated by Viking as part of its ordinary business for some time prior to the transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Common Stock by Viking was to take additional consideration, over and above the cash paid, for the assets acquired from Viking by the Company. Viking currently intends to hold such shares for investment until Viking determines that it is in the best interests of Viking to liquidate some or all of its investment in the Company. Except as set forth above, Viking has no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a)-(j), inclusive, of
Item 4 of Schedule 13D. Viking may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP NO. 18682C-10-0                                                   Page 5



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Viking is the beneficial owner of 1,153,528 shares of Common Stock, which represents 15.6% of the issued and outstanding shares of the Common Stock. Sveaas may be deemed to be the beneficial owner of the shares of Common Stock owned by Viking by virtue of his ownership of the majority of the common stock of Viking. Sveaas disclaims beneficial ownership of all shares of Common Stock owned by Viking, and the filing of this Schedule 13D shall not be construed as an admission thereof.

         (b) Viking has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above. Sveaas may be deemed to have the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above by virtue of his ownership of stock of Viking.

         (c) None of the persons named in response to Paragraph (a) above has effected any transactions in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock acquired by Viking.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, except for an agreement between Viking and the Company pursuant to which Viking has agreed not to sell or otherwise transfer the Common Stock in a transaction or series of related transactions to any person who would, as a result of such transaction, beneficially own more than five percent of the outstanding Common Stock of the Company, subject to certain exceptions. This agreement is set forth in Section 9.3 of that certain Acquisition Agreement among Viking, the Company, and others, a copy of which is attached hereto as Exhibit 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Acquisition Statement pursuant to Rule 13d-1(f)(1).

         Exhibit 2 - Acquisition Agreement by and among Southwestern Offshore Corporation, Viking Supply Ships A.S, Ocean Master III Inc., Production Partner Inc., Trivium Investments Limited, Helge Ringdal, and Cliffs Drilling Company, Cliffs Drilling Asset Acquisition Company, and Cliffs Drilling Merger Company dated May 13, 1996.

CUSIP NO. 18682C-10-0                                                   Page 6


                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 3, 1996.

                                           VIKING SUPPLY SHIPS A.S


                                           BY:  /s/ Ole Geir Hagen
                                              --------------------------------
                                              NAME:  Ole Geir Hagen
                                                   ---------------------------
                                              TITLE:  Chief Financial Officer
                                                    --------------------------

CUSIP NO. 18682C-10-0                                                   Page 7


                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 3, 1996.




                                        /s/ Christen Sveaas
                                        ------------------------------
                                        CHRISTEN SVEAAS

                            EXHIBIT  INDEX


         Exhibit 1 - Acquisition Statement pursuant to Rule 13d-1(f)(1).

         Exhibit 2 - Acquisition Agreement by and among Southwestern Offshore
                     Corporation, Viking Supply Ships A.S, Ocean Master III Inc., Production Partner Inc., Trivium Investments Limited, Helge Ringdal, and Cliffs Drilling Company, Cliffs Drilling Asset Acquisition Company, and Cliffs Drilling Merger Company dated May 13, 1996.